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12014263

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-51483

SEC Mail Processing Section RECEIVED FEB 29 2012 WASH., DC 196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FEF Distributors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 44th Floor
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam B. Joffe **(212) 698-3430**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Adam B. Joffe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FEF Distributors, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NNEKA DOWNES-SPENCE NOTARY PUBLIC STATE OF NEW YORK NO. 01DO6152453 QUALIFIED IN KINGS COUNTY COMM. EXP 09/11/2014

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
FEF Distributors, LLC
New York, New York

We have audited the accompanying statement of financial condition of FEF Distributors, LLC (the Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FEF Distributors, LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2012

FEF Distributors, LLC

Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 13,623,663
Fees and commissions receivables	649,379
Other assets	133,790
Total assets	$ 14,406,832
Liabilities and Member's Equity	
Liabilities	
12b-1 fees payable	$ 10,089,116
Payable to the Parent	33,013
Accounts payable and accrued expenses	37,503
Total liabilities	10,159,632
Member's equity	4,247,200
Total liabilities and member's equity	$ 14,406,832

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Nature of operations: FEF Distributors, LLC (the Company) is a non-clearing registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of First Eagle Investment Management LLC (the Parent), a subsidiary controlled by Arnhold and S. Bleichroeder Holdings, Inc. (ASBH).

The Company is engaged in the distribution of shares of the First Eagle group of mutual funds (FE Funds). FE Funds consists of six registered mutual funds: First Eagle Global Fund, First Eagle Overseas Fund, First Eagle U.S. Value Fund, First Eagle Gold Fund, First Eagle Fund of America and the First Eagle Overseas Variable Fund.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1), as the Company is a limited purpose broker-dealer for the distribution of shares of mutual funds. The Company also does not hold customer accounts or receive customer cash or securities.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the Codification or ASC.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents consist of money market funds. The Company maintains deposits with financial institutions in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair values, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Revenue fee recognition: Fees and commissions are recorded under the accrual method of accounting. The Company earns 12b-1 commissions based on a revolving 25 basis points of net assets, net of 12b-1 payments to non-affiliated broker-dealers. The Company also earns underwriting retentions and dealer commissions, from the sale of shares of the FE Funds, and contingent deferred sales charges, from the redemption of shares of the FE Funds. These revenues are computed based on the purchase and redemption price of the FE Funds, respectively.

12b-1 fees payable: The Company pays 12b-1 fees to outside broker-dealers for shareholder services on behalf of the FE Funds. These fees are recorded under the accrual method of accounting.

Note 1. Organization and Summary of Significant Accounting Policies (Continued)

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. It does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is taxed as a partnership and, with the exception of New York City Unincorporated Business Tax (NYCUBT) and California non-resident income tax, all other taxes are pass-through to the members of the Parent. California non-resident income tax does not apply to the Company since this is related to revenue from mutual funds. The Company has a tax sharing arrangement with the Parent where it reimburses the Parent for NYCUBT incurred from the results of the Company's operations, which is included in the Parent's consolidated tax return.

On December 31, 2010, the ownership of the Company was transferred to the Parent from ASBH. Prior to that date, the Company had a tax sharing arrangement with ASBH where it reimbursed ASBH for federal, state and local income taxes incurred from the results of the Company's operations.

Note 2. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.

Note 2. Assets and Liabilities Reported at Fair Value (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements Quoted Prices in Active Market for Identical Assets Level 1
Cash and cash equivalents:	
Money market funds	$ 7,809,946

Note 3. Related-Party Transactions

Pursuant to a purchase and sales agreement between the Company and the Parent, the Company sells certain receivables, due from the FE Funds, at fair value each business day. The monies received from this purchase and sale agreement were used to, but not limited to, paying 12b-1 fees to non-affiliated broker-dealers on behalf of the FE Funds. As the sale of the receivables occur at fair value, there is no recognized gain or loss on the sales.

Pursuant to an Expense Sharing Agreement between the Company and the Parent, the Company pays monthly administrative fees to the Parent for ongoing administrative services provided to the Company. At December 31, 2011, $2,683 is payable to the Parent and is as such in the statement of financial condition.

At December 31, 2011, the receivables in the statement of financial condition in the amount of $649,379 are commissions due from the FE Funds.

Note 4. Income Taxes

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Since the Company is treated as a disregarded entity for tax purposes, through December 31, 2011, management has determined that there are no material uncertain income tax positions for the Company.

Note 5. Regulatory Requirements

The Company is a registered broker-dealer, and accordingly is subjected to Uniform Net Capital Rule 15c3-1 of the SEC and capital rules of FINRA. The Company has elected to use the alternative net capital method permitted by the rule, which requires the Company to maintain minimum "net capital" equal the greater of $250,000 or 2% of aggregate debt items arising from customer transactions, as defined. Net capital changes from day to day but at December 31, 2011, the Company had net capital of $3,307,832 and a net capital requirement of $250,000, resulting in an excess net capital of $3,057,832. The minimum net capital requirements may effectively restrict the payment of distributions.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 7. Subsequent Events

On January 3, 2012, the First Eagle High Yield Fund was added to the First Eagle group of mutual funds.

The Company made a $2,000,000 distribution of excess net capital to the Parent on January 25, 2012, and plan to make a distribution of $1,000,000 on March 2, 2012.

The Company evaluated subsequent events for potential recognition and/or disclosure and concluded that, other than the events stated above, there were no other subsequent events through the date that these financial statements were issued.

FEF Distributors, LLC

Statement of Financial Condition
December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.